Putnam International Fund 2000

Putnam International Fund 2000 (the "fund") is one of a series of Putnam Funds Trust

The trust was established as a Massachusetts business trust on January 22, 1996. During the period January 22, 1996 to
May 30, 2000 the fund had no operations other than those related to organizational matters, including the initial capital contribution of $3,000,000 and the issuance of 352,941 shares to Putnam Retail Management, Inc., a wholly-owned subsidiary of Putnam Investments, Inc. on May 30,
2000.

The Plan provides for payment by the fund to Putnam Retail
Management, Inc. at an annual rate of up to 0.35% of the fund's average net assets. The Trustees currently have not approved payments pursuant to the plan.